Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration No. 333-117054; No. 333-100804 and No. 333-54632) of MIND C.T.I. Ltd. of our report dated March 9, 2009 relating to the consolidated financial statements, which appear in this Form 6-K.

Tel-Aviv, Israel	/s/Kesselman & Kesselman
May 19, 2011	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited